
05060091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2005
WASH. D.C.
209
SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15007

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

DAVE & BUSTER'S 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAVE & BUSTER'S, INC.
2481 MANANA DRIVE
DALLAS, TX 75220

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVE & BUSTER'S 401(k) SAVINGS PLAN

By 401(k) Benefit Management Committee appointed pursuant to the Plan:

Date: June 30, 2005



By:____________________
W.C. Hammett
Sr. V.P. Chief Financial Officer, Committee Member



By:____________________
Sterling Smith
Sr. V.P. Operations, Committee Member



By:____________________
Nancy J. Duricic
Sr. V.P. Human Resources, Committee Member



By:____________________
Mike Plunkett
Sr. V.P. Food Service & Operations Strategy, Committee Member

DAVE & BUSTER'S
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2004 AND 2003


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2005
WASH, DC
SECTION

TABLE OF CONTENTS



Sutton Frost Cary LLP
A Limited Liability Partnership
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee
DAVE & BUSTER'S
401(K) SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Dave & Buster's 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Sutton Frost Cary
A Limited Liability Partnership

May 6, 2005
Arlington, Texas

600 Six Flags Drive, Suite 600 • Arlington, Texas 76011
(817) 649-8083 • Metro (817) 640-7609 • Fax (817) 649-3202
www.sfcllp.com • E-Mail: admin@sfcllp.com

DAVE & BUSTER'S
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Cash	$ 63,922	$ 14,203
Investments, at fair value:		
Investment in registered investment company funds	5,630,413	4,640,464
Investment in common/collective trusts	899,710	822,487
Investment in Dave & Buster's, Inc. common stock	685,083	484,401
Loans to participants	352,550	317,992
Total cash and investments	7,631,678	6,279,547
Receivables:		
Employer contributions	-	29,471
Participant contributions	21,046	47,457
Net assets available for benefits	$ 7,652,724	$ 6,356,475

The accompanying notes are an integral part of these financial statements.

DAVE & BUSTER'S
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:	
Interest and dividends	$ 120,873
Contributions:	
Employer	183,152
Participant	1,188,783
Transfers	953,325
Net appreciation in fair value of investments	783,135
Total additions	3,229,268
Deductions from net assets attributed to:	
Distributions to participants	1,884,840
Fees and commissions	48,179
Total deductions	1,933,019
Net increase	1,296,249
Net assets available for benefits:	
Beginning of year	6,356,475
End of year	$ 7,652,724

The accompanying notes are an integral part of these financial statements.

1 - DESCRIPTION OF PLAN

GENERAL

The DAVE & BUSTER'S 401(K) SAVINGS PLAN (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established on January 1, 1996 covering substantially all employees of Dave & Buster's, Inc. (the "Company"). The Plan's trustee is The Charles Schwab Trust Company and the administrator is Milliman USA. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PARTICIPANT ACCOUNTS

In general, employees of the Company, except employees covered by a collective bargaining agreement, non-resident aliens, and leased employees who are twenty-one years old or older are eligible for participation after they have completed six months of employment. Subject to certain limitations on annual additions, each participant's account is credited with (1) employee elective deferrals, (2) Company matching and discretionary contributions, and (3) an allocation of Plan earnings. The allocations are based on participants' account balances, as defined. Participants may modify investment elections, transfer existing account balances, and obtain information regarding the investments on a daily basis.

CONTRIBUTIONS

The Plan is funded through employee elective deferrals and Company contributions. A participant's elective deferrals may be between one percent and fifty percent, not to exceed Internal Revenue Service ("IRS") limitations each year. In 2004, the Company elected to contribute a matching contribution amount of 25% of up to six percent of a participant's wages. The Plan also allows for employer discretionary contributions; however, no discretionary contributions were made during the year ended December 31, 2004.

DISTRIBUTIONS TO PARTICIPANTS

Upon normal retirement age, death, disability, or termination, a participant's benefits are payable, at the election of the recipient, in a lump-sum amount equal to 100% the participant's vested account balance.

(Continued)

1 - DESCRIPTION OF PLAN (Continued)

VESTING

Participants are immediately vested in elective deferrals and qualified non-elective contributions plus actual earnings thereon. Vesting in the Company's matching and regular contribution portion of their account plus actual earnings thereon is based on years of continuous service. The participant is vested 25% per year beginning after one year of service and is 100% vested after four years of service or upon the first to occur of the participant's retirement, death, or disability, as defined. The Company may use forfeitures from nonvested participants to offset future Company contributions. Unallocated forfeited nonvested accounts of $9,676 at December 31, 2004 were available to reduce future employer contributions.

PARTICIPANT LOANS

Loans are available for all participants. Participants are limited to a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions as defined by the IRS. A one-time origination fee is charged at inception of the loan. The loans are secured by the balance in the participant's account and bear interest based on the prime rate reported in the *Wall Street Journal* plus 1% (5% to 6.25% for the year ended December 31, 2004). The maximum repayment period is generally five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to current investment elections.

ADMINISTRATIVE EXPENSES

The expenses incident to the operation of the Plan are paid by the Company.

PLAN TERMINATION

Although the Company expects to continue the Plan, it may be terminated by the Company at any time subject to the provisions of ERISA. In the event the Plan is terminated, each of the participants will have a non-forfeitable 100% vested interest in his or her account balance, including all Company contributions, subject to payment of liquidation costs and expenses.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates used in preparing the accompanying financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in registered investment company funds is based on quoted market prices which represent the net asset value of shares held by the Plan. Investments in common stock of the Company have been valued using quoted market prices in active markets.

Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents the net change in fair value of registered investment company funds and common stock of the Company, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The income earned on participant accounts is allocated on a daily basis using the previous day's ending account balance.

Items which have not been allocated to specific accounts as of year-end are maintained in an unallocated account until they are passed to their respective funds. These amounts principally relate to employee and employer matching contributions.

BENEFITS

Benefits are recorded when paid.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3 - INVESTMENTS

Investments at December 31, 2004 and 2003 representing five percent or more of the fair value of assets available for benefits are as follows:

	2004	2003
Common stock - Dave & Busters, Inc.	$ 685,083	$ 484,401
Calamos Growth Fund Class A	1,295,201	1,069,287
Clipper Fund	970,127	987,550
First Eagle Overseas Fund	833,137	622,745
Gartmore Morley Stable Value Fund	899,710	822,487
Jensen Portfolio	448,051	371,800
Pimco Total Return Administrative Fund	840,691	705,765
Schwab Total Stock Market - Select Fund	335,419	*
Wasatch Small Capital Growth Fund	380,632	303,460
Participant Loans	352,550	317,992

* Investment did not represent 5% or more of the Plan's net assets

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $783,135 as follows:

Investment in registered investment company funds	$ 447,597
Investment in Dave & Buster's, Inc. common stock	282,002
Investment in common/collective investment trusts	53,536
	$ 783,135

4 - TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated January 31, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5 - PARTY IN-INTEREST TRANSACTIONS

At December 31, 2004, the Plan held as an investment 33,915 shares of Company common stock with a market value of $685,083. At December 31, 2003, the Plan held as an investment 38,202 shares of Company common stock with a market value of $484,401.

6 - FORM 5500 INFORMATION

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's 2004 Form 5500 as follows:

	Financial Statements	Form 5500
Receivables - participants	21,046	-
Contributions:		
Employer	183,152	212,623
Participant	1,188,783	1,215,194

These differences are due to the Form 5500 being prepared under a modified cash basis and the financial statements being prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

SUPPLEMENTAL SCHEDULE

DAVE & BUSTER'S
401(K) SAVINGS PLAN

ID #75-2680048
PLAN #001

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Charles Schwab Trust Company	Common stock - Dave & Busters, Inc.	$ 412,880	$ 685,083
*	The Charles Schwab Trust Company	Calamos Growth Fund Class A	909,966	1,295,201
*	The Charles Schwab Trust Company	Clipper Fund	865,666	970,127
*	The Charles Schwab Trust Company	First Eagle Overseas Fund	605,063	833,137
*	The Charles Schwab Trust Company	Gartmore Morley Stable Value Fund	859,653	899,710
*	The Charles Schwab Trust Company	Jensen Portfolio	397,698	448,051
*	The Charles Schwab Trust Company	Oakmark Select Fund	207,355	240,706
*	The Charles Schwab Trust Company	Pimco Total Return Administrative Fund	845,912	840,691
*	The Charles Schwab Trust Company	Royce Special Equity Fund	245,632	286,449
*	The Charles Schwab Trust Company	Schwab Total Stock Market - Select Fund	279,564	335,419
*	The Charles Schwab Trust Company	Wasatch Small Capital Growth Fund	299,416	380,632
*	Participant Loans	Participant loans with interest rates at 5% to 6.25%, generally due through 2009	-	352,550
			$ 5,928,805	$ 7,567,756

* A party-in-interest as defined by ERISA